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                                                 OMB APPROVAL
                                                 OMB NUMBER  3235-0287
                                                 EXPIRES:  JANUARY 31, 2005
                                                 ESTIMATED AVERAGE BURDEN
                                                 HOURS PER RESPONSE  0.5

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person

   Cifers                            Douglas              E.    and
   Cifers                            Kristen              M.
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   (Last)                           (First)             (Middle)

                        501 Brickell Key Drive, Suite 407
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                                    (Street)

   Miami                              FL                 33151
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     Bevsystems International, Inc.;BEVS
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Day/Year

     02/01/2003
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

     Not Applicable
________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [_]  Other (specify below)

          E. Douglas Cifers is a Director
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                              5.             6.
                                                              4.                              Amount of      Owner-
                                                              Securities Acquired (A) or      Securities     ship
                                   2A.           3.           Disposed of (D)                 Beneficially   Form:    7.
                       2.          Deemed        Transaction  (Instr. 3, 4 and 5)             Owned Follow-  Direct   Nature of
                       Trans-      Execution     Code         ------------------------------- ing Reported   (D) or   Indirect
1.                     action      Date,         (Instr. 8)                   (A)             Transaction(s) Indirect Beneficial
Title of Security      Date        if  any       ------------     Amount      or     Price    (Instr. 3      (I)      Ownership
(Instr. 3)             (mm/dd/yy)  (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4)(Instr. 4)
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

Common Stock           01/24/03                   P(1)            4,440,044    A     $478,753  8,689          (D)      N/A
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Common Stock           12/15/02                   P(3)              525,000    D     $323,298  4,440,044 *    (I)
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
*(held in escrow in the name of Mercatus & Partners, Ltd as pledged collateral for a stock loan made by Mercatus & Partners, Ltd.)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                           9.        10.
                                                                                                           Number    Owner-
                                                                                                           of        ship
                                                                                                           Deriv-    Form
              2.                                                                                           ative     of
              Conver-                           5.                              7.                         Secur-    Deriv-  11.
              sion                              Number of                       Title and Amount           ities     ative   Nature
              or               3A.              Derivative    6.                of Underlying     8.       Bene-     Secur-  of
              Exer-            Deemed   4.      Securities    Date              Securities        Price    ficially  ity:    In-
              cise     3.      Exe-     Trans-  Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       Owned     Direct  direct
              Price    Trans-  cution   action  or Disposed   Expiration Date   ----------------  Deriv-   Following (D) or  Bene-
1.            of       action  Date,    Code    of(D)         (Month/Day/Year)            Amount  ative    Reported  In-     ficial
Title of      Deriv-   Date    if any   (Instr. (Instr. 3,    ----------------            or      Secur-   Trans-    direct  Owner-
Derivative    ative    (Month/ Month/   8)      4 and 5)      Date     Expira-            Number  ity      action    (I)     ship
Security      Secur-   Day/    Day/     ------  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.(Instr.
(Instr. 3)    ity      Year)   Year)    Code V   (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)      4)
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


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
Explanation of Responses:
(1) The Reporting Persons converted debt owed by the Issuer in the amount of $478,753 into 4,440,044 shares.
(2)The Reporting Persons, retired 525,000 shares to the Issuer which Mr. Cifers had received pursuant to a bonus plan for the directors of the Issuer that was tied to an increase in the market capitalization of the Issuer. Based upon same, the Reporting Persons received the shares based on a value of $323,298. Subsequently to the issuance of this market cap bonus, there was a significant deterioration in the market capitalization and the Reporting Persons and other directors of the Issuer decided to return such shares to treasury since they believed the market cap bonus was not appropriate given the current market capitalization for the Issuer.


/S/  E. Douglas Cifers                                         03/05/2003
----------------------------------------------            ----------------------
      **Signature of Reporting Person                             Date


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                                        2
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